

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Division of
Corporation
Finance

December 9, 2010

Mr. Randy Fields
Chief Executive Officer
Park City Group, Inc.
3160 Pinebrook Road
Park City, UT 84098

> **Re: Park City Group, Inc.**
> **Post-Effective Amendment No. 1 to**
> **Registration Statement on Form SB-2 on Form S-3**
> **Filed December 6, 2010**
> **File No. 333-145087**

Dear Mr. Fields:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Your registration statement was initially declared effective on August 13, 2007 with audited financial statements through June 30, 2006. Please advise as to whether any offers or sales were made after October 31, 2007 under this registration statement.

2.   General Instruction I.A.3(b) to Form S-3 requires the company to have timely filed all reports required to be filed during the twelve months immediately preceding the filing of this registration statement. Yet, you do not appear to have timely filed your Current Report on Form 8-K relating to Mr. Jacobsen's resignation from the company's board of directors effective July 8, 2010, as such report appears to have been due on July 14, 2010. Given that the report was not filed until July 15, 2010, it is unclear how you determined that it was timely filed. Please revise your registration statement to register the transaction on a form that you are eligible to use or advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct all questions to Courtney Haseley at (202) 551-3548 or, in her absence, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: Via facsimile: (619) 330-2101
Daniel W. Rumsey, Esq.